THE3RDBEVCO, INC.

January 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	The3rdBevco Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed January 13, 2023
File No. 024-12066

Ladies and Gentlemen:

On behalf of our Company, The3rdBevCo, Inc., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 4 to the offering statement on Form 1-A (“Amendment No. 4”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated January 20, 2023 regarding your review of the offering statement on Amendment No. 3 to Form 1-A, which was filed with the Commission on January 13, 2023.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 1.

Amendment No. 3 to Form 1-A filed January 13, 2023

Executive Officer, page 31

1. Please update your executive compensation for the fiscal year ended December 31, 2022.

Refer to Item 11(b) of Form 1-A.

We have updated executive compensation accordingly.

General

2. Please file an updated auditor consent dated within 30 days of the filing as an exhibit.

We have provided an updated consent form.

3. We note your reference to October 31, 2022 on pages 30. Please update as of a more recent date.

We have corrected..

THE3RDBEVCO, INC.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Smith Eilers, PLLC. at (561) 484-7172.

Very truly yours,

/s/ Peter Scalise
Peter Scalise, CEO
The3rdBevCo, Inc.

cc:	William R. Eilers, Esq.